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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



PROCESSED

MAY 1 0 2006

THOMSON
FINANCIAL

SEC FILE NUMBER

8 - 27425

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ____01/01/05____ AND ENDING ____12/31/05____
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Atalanta Sosnoff Management, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 Park Avenue
                                        (No. and Street)

New York   New York   10178
   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin Kelly   (212)   878-7556
                                                (Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
                    (Name -- if individual, state last, first, middle name)

4 Becker Farm Road   Roseland   New Jersey   07068
   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:
  ☑ Certified Public Accountant
  ☐ Public Accountant
  ☐ Accountant not resident in United States or any of its possessions

SEC MAIL
RECEIVED
FEB 2 7 2006
WASH. D.C.
185

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)   *Potential persons who are to respond to the collection of information
                    contained in this form are not required to respond unless the form displays
                    a currently valid OMB control number.*

OATH OR AFFIRMATION

I, ___Kevin Kelly_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Atalanta Sosnoff Management, LLC_____ , as of ___December 31_____ ,20 05___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_R. Kelly_____
Signature

_COO_____
Title

_____
Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ATALANTA SOSNOFF MANAGEMENT, LLC

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2005

ATALANTA SOSNOFF MANAGEMENT, LLC

CONTENTS

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Member of
Atalanta Sosnoff Management, LLC

We have audited the accompanying statement of financial condition of Atalanta Sosnoff Management, LLC (the "Company") as of December 31, 2005. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Atalanta Sosnoff Management, LLC as of December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
February 10, 2006

1

ATALANTA SOSNOFF MANAGEMENT, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2005

ASSETS

Cash and cash equivalents	$	2,650,897
Due from broker		16,535
Advisory fees receivable		256,532
Investment in limited partnership		121,318
Prepaid expenses		5,262
	$	3,050,544

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Accounts payable and other liabilities	$	218,627
Accrued compensation payable		464,789
Income taxes payable		5,803
Due to related party		79,852
Total liabilities		769,071
Member's equity		2,281,473
	$	3,050,544

ATALANTA SOSNOFF MANAGEMENT, LLC

NOTES TO FINANCIAL STATEMENTS

1. Nature of operations

Atalanta Sosnoff Management, LLC (the "Company") is a wholly owned subsidiary of Atalanta Sosnoff Capital, LLC (the "Parent") which, in turn, is wholly owned by MTS Holding Corp. ('MTS"). The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC), is a member of the National Association of Securities Dealers (NASD) and is registered as an investment advisor under the Investment Advisers Act of 1940. The Company provides discretionary investment advisory services, brokerage and other related services to retail customers.

2. Summary of significant accounting policies

Cash Equivalents

The Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents. The Company maintains cash balances in certain financial institutions that may exceed the Federal Deposit Insurance Corporation coverage of $100,000.

Advisory Fees and Commissions

Advisory fees are primarily earned based on a percentage of assets under management, are computed and due at specified intervals, generally quarterly and recorded when earned. Commissions revenue and related clearing and execution costs are recorded on the settlement date which is not materially different from the trade date as of December 31, 2005.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company complies with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of the assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect the taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

Investment in Limited Partnership

Investment in limited partnership is carried in the accompanying financial statements at the Company's share of the net asset values as reported by the respective Partnership with the unrealized gain or loss recorded in the statement of operations.

ATALANTA SOSNOFF MANAGEMENT, LLC

NOTES TO FINANCIAL STATEMENT

3. Investments

Investments at December 31, 2005 consist of the following:

	Cost	Market Value	Unrealized Gain (Loss)
Investment in limited partnership	$ 107,352	$ 121,318	$ 13,966

The investment is with a related limited partnership. On January 1, 2006 this investment was transferred to an officer of the Company as payment on a deferred bonus.

4. Related party transactions

Commission Revenues

The Company derives a portion of its commissions from customers who are clients of the Parent. Total commissions earned from such transactions in 2005 amounted to approximately $ 1,000.

General and Administrative Expenses

The Parent allocates rent to the Company, which amounted to approximately $593,000 for the year ended December 31, 2005.

Due from Related Parties

The Company and its Parent entered into an expense sharing agreement in 2003 whereby the entities split common costs such as rent and certain administrative expenses based primarily upon number of employees. Management believes that this agreement results in an allocation of expenses which properly reflects each entity recording their pro rata share of common expenses.

The Parent has advanced approximately $79,000 to the Company as of December 31, 2005. The Company reimbursed the Parent the entire amount in February 2006.

ATALANTA SOSNOFF MANAGEMENT, LLC

NOTES TO FINANCIAL STATEMENTS

---

5. Income taxes

The Company records income taxes in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." The Company is a single member LLC, and accordingly its Parent reports the Company's activity on the Parent's federal and certain state and city income tax filings. Additionally, the Company is required to file tax returns with certain states in which it operates. Income taxes for financial statement purposes are calculated on a separate company basis. The provision for income taxes calculated on a separate company basis consists of the following:

Current tax expense

State and local income taxes	$	82,856

Deferred tax expense

State and local income taxes	$	9,500

Deferred tax expense is a result of timing difference related to certain compensation.

6. Net capital requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting capital ratio would exceed 10 to 1. At December 31, 2005, the Company's net capital was approximately $1,898,000, which was approximately $1,847,000 in excess of its required net capital of approximately $51,000.

7. Exemption from Rule 15c3-3

The Company is exempt from the SEC rule 15c3-3 pursuant to the exemptive provision under sub-paragraph (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

ATALANTA SOSNOFF MANAGEMENT, LLC

NOTES TO FINANCIAL STATEMENTS

---

8. Commitments and contingencies

Clearance of Securities

The Company has an agreement with a broker-dealer to clear its securities transactions, carry its customers' accounts on a fully disclosed basis and perform certain record-keeping functions on its behalf. The agreement, which can be cancelled by either party upon 90 days written notice, states that the Company will assume customer obligations should a customer of the Company default. The clearing broker-dealer controls credit risk of customers by requiring maintenance margin collateral in compliance with various regulatory and internal guidelines. At December 31, 2005, there were no significant customer receivables at risk.

9. Defined contribution benefit plan

The Company has a defined contribution benefit plan for its employees, which is a savings plan qualified under section 401(k) of the Internal Revenue Code through its Parent. Under the plan, the participants can defer up to 20% of compensation annually, not to exceed the limits imposed by the Internal Revenue Code. The Company also has a defined contribution profit sharing trust plan ("PSP"). In accordance with plan documents only the Company will make contributions to the PSP. The amount of these contributions is determined each year by the Company. Generally, the maximum amount which the Company can contribute to the PSP is 25% of the total pay of all plan participants for the year. Contributions by the Company under the plans were approximately $138,000 and for the year ended December 31, 2005.